Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement No. 333-263034

Thermo Fisher Scientific Inc.

€500,000,000 3.200% Senior Notes due 2026 (“2026 Notes”)
€750,000,000 3.650% Senior Notes due 2034 (“2034 Notes”)

November 14, 2022
Pricing Term Sheet

Issuer:	Thermo Fisher Scientific Inc.

Legal Format:	SEC Registered

Securities:	3.200% Senior Notes due 2026 3.650% Senior Notes due 2034

Expected Ratings (Moody’s / S&P / Fitch)*:	A3 (Stable) / A- (Stable) / BBB+ (Stable)

Aggregate Principal Amount:	2026 Notes: €500,000,000 2034 Notes: €750,000,000

Stated Maturity Date:	2026 Notes: January 21, 2026 2034 Notes: November 21, 2034

Issue Price:	2026 Notes: 99.965% of the principal amount 2034 Notes: 99.637% of the principal amount

Coupon (Interest Rate):	2026 Notes: 3.200% per annum, paid annually 2034 Notes: 3.650% per annum, paid annually

Mid-Swaps Yield:	2026 Notes: 2.834% 2034 Notes: 2.908%

Spread to Mid-Swap:	2026 Notes: +38 basis points 2034 Notes: +78 basis points

Yield to Maturity:	2026 Notes: 3.214% 2034 Notes: 3.688%

Benchmark Bund:	2026 Notes: OBL 0.000% due October 2025 2034 Notes: DBR 1.700% due August 2032

Benchmark Bund Price / Yield:	2026 Notes: €94.310 / 2.042% 2034 Notes: €96.205 / 2.135%

Spread to Benchmark Bund:	2026 Notes: +117.2 basis points 2034 Notes: +155.3 basis points

Interest Payment Dates:	2026 Notes: January 21 of each year, commencing on January 21, 2023 2034 Notes: November 21 of each year, commencing on November 21, 2023

Make-Whole Call:	2026 Notes: +20 basis points (prior to December 21, 2025) 2034 Notes: +25 basis points (prior to August 21, 2034)

Par Call:
2026 Notes: Notwithstanding anything to the contrary in the prospectus supplement related to the notes, on or after December 21, 2025, the 2026 Notes will be redeemable at a redemption price equal to 100% of the principal amount of the 2026 Notes to be redeemed, plus accrued and unpaid interest thereon, if any, to, but excluding, the redemption date.
2034 Notes: On or after August 21, 2034

Business Days:	New York, London, TARGET2

Payment Business Day Convention:	2026 Notes: Following, unadjusted 2034 Notes: Following, unadjusted

Trade Date:	November 14, 2022

Settlement Date:	November 21, 2022

Currency of Payment:
All payments of principal of, and premium, if any, and interest on, the notes, including any payments made upon any redemption of the notes, will be made in euro.  If the euro is unavailable to the issuer due to the imposition of exchange controls or other circumstances beyond the issuer’s control or if the euro is no longer being used by the then member states of the European Economic and Monetary Union that have adopted the euro as their currency or for the settlement of transactions by public institutions of or within the international banking community, then all payments in respect of the notes will be made in U.S. dollars until the euro is again available to the issuer or so used.

Payment of Additional Amounts:
Subject to certain exceptions and limitations, the issuer may be required to pay as additional interest to certain holders of notes such amounts as may be necessary so that every net payment on such holders’ notes after deduction or withholding for or on account of any present or future tax, assessment or other governmental charge of whatever nature imposed upon, or as a result of, such payment by the United States (or any political subdivision or taxing authority thereof or therein), will not be less than the amount provided for in such holders’ notes to be then due and payable.

Redemption for Tax Reasons:
The issuer may redeem all, but not less than all, of a series of notes in the event of certain changes in the tax law of the United States (or any taxing authority thereof or therein) if, in the written opinion of independent counsel chosen by the issuer, there is a material probability that the issuer will become obligated to pay additional interest on such series of notes as described above under “Payment of Additional Amounts.” The redemption would be at a redemption price equal to 100% of the principal amount of the notes to be redeemed, together with accrued and unpaid interest to, but not including, the date fixed for redemption.

Purchase of Notes Upon a Change of Control Triggering Event:
Upon the occurrence of a Change of Control Triggering Event (as defined in the prospectus supplement related to the notes), with respect to either series of notes, the issuer may, in certain circumstances, be required to make an offer to purchase such series of notes at a price equal to 101% of their principal amount, plus accrued and unpaid interest, if any, to, but excluding, the date of repurchase.

Denominations:	€100,000 x €1,000

ISIN / Common Code:	2026 Notes: XS2557526006 / 255752600 2034 Notes: XS2557526345 / 255752634

Concurrent Offering
Substantially concurrently with this offering, the Issuer launched an offer of U.S. dollar-denominated notes (the “concurrent offering”). The concurrent offering is being made by means of a separate prospectus supplement and not by means of the prospectus supplement to which this pricing term sheet relates. This communication is not an offer of any securities of the Issuer other than the notes to which this pricing term sheet relates. The concurrent offering may not be completed, and the completion of the concurrent offering is not a condition to the completion of the offering of the notes to which this pricing term sheet relates.

Expected Listing:
The issuer intends to apply to list the notes on the New York Stock Exchange. The listing application will be subject to approval by the New York Stock Exchange. Upon such listing, the issuer will use commercially reasonable best efforts to maintain such listing and satisfy the requirements for such continued listing as long as the notes are outstanding.

Trustee:	The Bank of New York Mellon Trust Company, N.A.

Paying Agent:	The Bank of New York Mellon, London Branch

Joint Book-Running Managers:
Citigroup Global Markets Limited
Deutsche Bank AG, London Branch
Merrill Lynch International
Goldman Sachs & Co. LLC
ING Bank N.V., Belgian Branch
Morgan Stanley & Co. International plc
MUFG Securities EMEA plc
RBC Europe Limited
SMBC Nikko Capital Markets Limited
Scotiabank (Ireland) Designated Activity

Co-Managers:
Barclays Bank PLC
BNP Paribas
BNY Mellon Capital Markets, LLC
Credit Suisse International
HSBC Bank plc
J.P. Morgan Securities plc
KeyBanc Capital Markets Inc.
Loop Capital Markets LLC
Mizuho International plc
Nordea Bank Abp
U.S. Bancorp Investments, Inc.
Wells Fargo Securities International Limited

* A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.  Credit ratings are subject to change depending on financial and other factors.

We expect to deliver the notes against payment for the notes on or about November 21, 2022, which is the fifth business day following the date of the pricing of the notes. Under the E.U. Central Securities Depositaries Regulation, trades in the secondary market generally are required to settle in two London business days unless the parties to a trade expressly agree otherwise. Also under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two New York business days, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes before the second business day prior to November 21, 2022 will be required to specify alternative settlement arrangements to prevent a failed settlement.

The offering is being made pursuant to an effective registration statement on Form S-3 (including a prospectus) filed with the U.S. Securities and Exchange Commission (the “SEC”).  Before you invest, you should read the prospectus in that registration statement, the prospectus supplement related to the offering and the other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the joint book-running managers can arrange to send you the prospectus if you request it by calling Citigroup Global Markets Limited toll-free at 1-800-831-9146, Deutsche Bank AG, London Branch toll-free at 1-800-503-4611 or Merrill Lynch International toll-free at 1-800-294-1322.

MiFID II and/or the UK MiFIR Product Governance Rules professionals/ECPs-only / No PRIIPs KID and/or UK PRIIPs KID – Manufacturer target market (MIFID II product governance and/or the UK MiFIR Product Governance Rules) is eligible counterparties and professional clients only (all distribution channels). No PRIIPs and/or UK PRIIPs key information document (KID) has been prepared as not available to retail investors in EEA or the United Kingdom.